1934 Act Registration No. 000-50826

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of August 2005
KONGZHONG CORPORATION
(Translation of registrant’s name into English)
35/F, Tengda Plaza, No. 168 Xizhimenwai Street
Beijing, China 100044
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ☑     Form 40-F  ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No  ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                     .)

EXHIBITS
SIGNATURES
EX-1.1 AGM NOTICE TO ORDINARY SHAREHOLDERS
EX-1.2 FORM OF PROXY
EX-1.3 DEPOSITARY'S NOTICE OF SHAREHOLDERS MEETING
EX-1.4 KONGZHONG CORPORATION ANNUAL REPORT

EXHIBITS

Exhibit Number
1.1	AGM Notice to Ordinary Shareholders

1.2	Form of Proxy

1.3	Depositary’s Notice of Shareholders’ Meeting of KongZhong Corporation

1.4	KongZhong Corporation Annual Report
FORWARD-LOOKING STATEMENTS
     The Annual Report, AGM Notice to Ordinary Shareholders and other materials relating to the annual general meeting of KongZhong Corporation (the “Company”), constituting Exhibits 1.1-1.4 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company, the continued growth of the telecommunications industry in China, the development of the regulatory environment, the Company’s ability to successfully execute its business strategies and the effect of the proposals that the Board of Directors is placing before the shareholders.
     Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; changes in the Company’s relationships with the telecommunications operators; changes in customer preference or demand; changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s registration statement on Form F-1 (File No. 333-116172), as filed with the Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2005	KONGZHONG CORPORATION
	By:	/s/ Yunfan Zhou
	Name:	Yunfan Zhou
	Title:	Chairman and Chief Executive Officer

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